UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K of GDEV Inc. (NASDAQ: GDEV) (the “Company”) includes:

(i)	a copy of the Company’s Notice of its 2026 Annual General Meeting (the “2026 AGM”), including the agenda items of the 2026 AGM, attached as Exhibit 99.1,

(ii)	the Proxy Notice, attached at Exhibit 99.2;

(iii)	the Proxy Card, attached as Exhibit 99.3; and

(iv)	the form of the Amended and Restated Memorandum and Articles of Association, attached as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2026	GDEV Inc.

	By:	/s/ Alexander Karavaev
		Name:	Alexander Karavaev
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of 2026 Annual General Meeting

99.2	Proxy Notice

99.3	Proxy Card

99.4	Form of the Amended and Restated Memorandum and Articles of Association